Gold Fields Limited
(Incorporated in the Republic of South Africa)
(Registration Number 1968/004880/06)
JSE, NYSE, DIFX Share Code: GFI
ISIN: ZAE000018123
("Gold Fields" or "the Group")

FINANCIAL RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2026, INTERIM DIVIDEND DECLARATION, ADDITIONAL SHAREHOLDER RETURNS PROGRAMME INCREASED AND APPOINTMENT OF INTERIM COMPANY SECRETARY

Gold Fields Limited (NYSE & JSE: GFI) today announces profit attributable to owners of the parent of US$1,854.6 million, or US$2.07 per share, for the six months ended 30 June 2026. This represents an increase of 81% compared to US$1,026.7 million (US$1.15 per share) for the six months ended 30 June 2025.

The Board has declared an interim dividend of 1,625 SA cents per share (H1 2025: 700 SA cents) for the six months ended 30 June 2026, payable on 14 September 2026.

During the six months ended 30 June 2026, 61% of adjusted free cash flow(1) was paid to shareholders and the Company stepped up its share buy-back programme and completed share repurchases of US$300 million between March and July 2026. The Board has allocated a further US$500 million to additional shareholder returns, lifting the additional returns programme announced in November 2025 to US$1.25 billion(2) to be delivered through a combination of special dividends and targeted share buy-backs.

Key Statistics

		United States Dollar				
		Quarter			Six months ended	
Figures in millions unless otherwise stated		June 2026	March 2026	June 2025	June 2026	June 2025
Gold-equivalent produced - attributable	oz (000)	634	633	585	1,267	1,136
Gold-equivalent produced - managed	oz (000)	650	649	602	1,299	1,171
Gold-equivalent sold - managed	oz (000)	643	649	559	1,292	1,126
Tonnes milled/treated	000	10,631	11,650	10,734	22,281	20,893
Revenue	US$/oz	4,505	4,855	3,281	4,681	3,089
AISC(3)	US$/oz	1,957	1,829	1,739	1,893	1,682
Total AIC(4)	US$/oz	2,204	2,046	2,054	2,125	1,957
Net debt	US$m	437	1,304	1,487	437	1,487
Net debt (excluding lease liabilities)	US$m	(22)	824	1,055	(22)	1,055
Net debt to adjusted EBITDA ratio		0.06	0.19	0.37	0.06	0.37
Adjusted free cash flow	US$m				2,225.3	951.7
Profit attributable to owners of the parent	US$m				1,854.6	1,026.7
Profit per share attributable to owners of the parent	US c.p.s.				207	115
Headline earnings attributable to owners of the parent	US$m				1,854.7	1,027.3
Headline earnings per share attributable to owners of the parent	US c.p.s.				208	115

At 30 June 2026, all operations are wholly owned except for Tarkwa and Damang (up to 18 April 2026) in Ghana (90.0%), South Deep in South Africa (93.10%), Cerro Corona in Peru (99.5%)
Gold produced and sold throughout this report includes copper gold equivalents of approximately 2% of Group production
AISC and total AIC in the key statistics table include all Gold Fields operations, projects and offices
Figures may not add as they are rounded independently
(1) Net cash from operations less South Deep Black Economic Empowerment (BEE) dividend, net capital expenditure, contributions to environmental trust funds and lease payments
(2) Subject to applicable legal, regulatory and board approval requirements
(3) All-in sustaining costs
(4) All-in costs

Cash dividend
In line with the Company's dividend policy, the Board has approved and declared an interim dividend number 104 of 1,625 SA cents per ordinary share (gross) in respect of the six months ended 30 June 2026. The interim dividend will be subject to the dividend withholding tax of 20% (twenty per cent).

In accordance with paragraphs 7.23 of the JSE Listings Requirements, the following additional information is disclosed:
- The dividend has been declared out of income reserves
- The gross local dividend amount is 1,625 SA cents per ordinary share for shareholders exempt from dividends tax
- The dividend withholding tax of 20% (twenty per cent) will be applicable to this dividend
- The net local dividend amount is 1,300 SA cents per ordinary share for shareholders liable to pay the dividends tax
- Gold Fields currently has 895,024,247 ordinary shares in issue, and
- Gold Fields' income tax number is 9160035607

Shareholders are advised of the following dates in respect of the interim dividend:
- Interim dividend number 104: 1,625 SA cents per share
- Declaration date: Tuesday, 25 August 2026
- Last date to trade cum-dividend: Tuesday, 8 September 2026
- Sterling and US Dollar conversion date: Wednesday, 9 September 2026
- Shares commence trading ex-dividend: Wednesday, 9 September 2026
- Record date: Friday, 11 September 2026, and
- Payment of dividend: Monday, 14 September 2026

Share certificates may not be dematerialised or rematerialised between 9 September 2026 and 11 September 2026, both dates inclusive.

Appointment of Interim Company Secretary
In compliance with paragraph 6.71 of the JSE Listings Requirements, shareholders are hereby advised that the board of directors has appointed Ms Andiswa Ndoni as Interim Company Secretary of the Company, with effect from 1 September 2026.

Ms Ndoni succeeds Ms André Weststrate as part of the ongoing restructuring of the Group's governance, compliance and ethics functions. Shareholders will be advised of the permanent appointment of a Company Secretary in due course. Ms Ndoni (LLB) is an admitted attorney with more than 31 years' experience in the legal profession, spanning corporate and commercial law, corporate governance and company secretarial practice.

The Board is satisfied that Ms Ndoni has the requisite knowledge and experience to fulfil the role of interim company secretary of the Company, and confirms that the relevant fit and proper assessment has been conducted.

The Board would like to thank Ms Weststrate for her contribution to the group during her term of office and wishes her well.

Short-form Announcement
This short-form announcement is the responsibility of the directors and is only a summary of the information contained in the unaudited interim financial results for the six months ended 30 June 2026 ("interim results"). The interim results can be found on the Company's website at www.goldfields.com and on the JSE cloudlink at https://senspdf.jse.co.za/documents/2026/jse/isse/GFIE/HY26Result.pdf

Any investment decision should be based on the full interim results announcement available on the JSE cloudlink and the Company's website.

About Gold Fields

Gold Fields is a globally diversified gold producer with eight operating mines in Australia, South Africa, Ghana, Chile and Peru, and one project in Canada. As at December 2025, the Company reported total attributable annual gold-equivalent production of 2.44Moz, proved and probable gold Mineral Reserves of 48.3Moz, measured and indicated gold Mineral Resources for continuing operations of 31.6Moz (excluding Mineral Reserves) and inferred Gold Mineral Resources of 12.2Moz (excluding Mineral Reserves). The Company's shares are listed on the Johannesburg Stock Exchange (JSE) and American depositary shares trade on the New York Stock Exchange (NYSE).

By order of the board
JF MacKenzie (Chairperson)
25 August 2026

JF MacKenzie*†(Chairperson) MJ Fraser∞ (Chief Executive Officer) AT Dall∞ (Chief Financial Officer)
A Andani#† ZBM Bassa† MC Bitar@† TP Goodlace† SL McCrae^^† JE McGill^† MI Rawlinson*† PG Sibiya† CAT Smit†

^ Australian * British @Chilean #Ghanaian ^^Canadian
†Independent Director ∞Non-independent Director

Sponsor:
J.P. Morgan Equities South Africa (Pty) Ltd

Company secretary:
A. Weststrate

Transfer secretaries:
Computershare Investor Services (Proprietary) Limited

www.goldfields.com